UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 10, 2018

Graña y Montero S.A.A. (“Graña”) has notified JPMorgan Chase Bank, N.A. (“JPMorgan”) of its intention to change the depositary under Graña’s American Depositary Share (“ADS”) program to The Bank of New York Mellon (“BNYM”). Graña has elected to change the depositary under this program in order to increase the pool of potential accounting firms available to audit Graña’s financial statements for 2019 and future years under the U.S. PCAOB auditor independence rules. Any eventual decision for the appointment of Graña’s auditors for 2019 and future years will continue to be made at a duly convened shareholders’ meeting as required under Peruvian law.

As a result of this change in depositary, Graña intends to enter into an Amended and Restated Deposit Agreement with BNYM as depositary, which is expected to be effective on or about December 31, 2018 (the “A&R Deposit Agreement”). The A&R Deposit Agreement amends and restates the existing Deposit Agreement dated July 23, 2013, among Graña, JPMorgan, as depositary, and the holders from time to time of Graña’s ADSs issued thereunder (the “Existing Deposit Agreement”).

The complete text of the A&R Deposit Agreement has been filed as an exhibit to the registration statement on Form F-6 filed with the U.S. Securities and Exchange Commission on the date hereof. Under both the Existing Deposit Agreement and the A&R Deposit Agreement, provided an amendment to the same does not prejudice any substantial existing right of ADS holders, the ADS holders at the time the amendment becomes effective are deemed, by continuing to hold their ADSs or any interest therein, to consent and agree to such amendment and to be bound by the A&R Deposit Agreement.

Questions relating to the change of depositary and the A&R Deposit Agreement may be addressed to the Graña Investor Relations Team:

Corporate Affairs Officer
Julia Sobrevilla
Tel.: +511-213-6509
E-mail: julia.sobrevilla@gym.com.pe
Av. Paseo de la República 4667
Surquillo, Lima - Perú

Investor Relations Officer
Paola Pastor
Tel.: +511-213-6573
E-mail: paola.pastor@gym.com.pe
Av. Paseo de la República 4667
Surquillo, Lima - Perú

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 10, 2018